

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 15, 2016

Philip Mansour
Chief Executive Officer
Alzamend Neuro, Inc.
50 W. Broadway, 3rd Floor
Salt Lake City, Utah 84101

>   **Re: Alzamend Neuro, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed August 19, 2016**
>   **File No. 367-00052**

Dear Mr. Mansour:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   We note your certification under Item 3 of Part I that each person described in Rule 262 of Regulation A is either not disqualified under that rule or is disqualified but has received a waiver of such disqualification. However, we note your disclosure on page 48 of Part II that Milton C. Ault, III was suspended in 2012 from association with a FINRA member firm for two years and is currently ineligible to apply for association with FINRA. Because of this suspension, it appears that the exemption under Regulation A is unavailable pursuant to Rule 262(a)(6) of Regulation A. Please tell us whether you have

received, or intend to apply for, a waiver from such disqualification. Please note that we will not continue our review of the offering statement while any person described in Rule 262 is subject to disqualification under the rule.

Part II – Offering Circular
Use of Proceeds, page 26

2.   Please revise your disclosure to state whether any of the proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Instruction 2 to Item 6 of Part II of the Form 1-A.

3.   Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified in the offering statement are not sold. Please expand to show a reasonable range of the use of net proceeds assuming the sale of only certain percentages of the securities are sold. Refer to Instruction 3 to Item 6 of Part II of the Form 1-A.

Management's Discussion and Analysis of Financial Condition . . . , page 29

4.   Please revise your filing to describe your plan of operation for the 12 months following the commencement of the proposed offering, including whether the proceeds from the offering will satisfy your cash requirements for the next six months. If this information is not available, state the reasons for its unavailability. Refer to Item 9(c) of Part II of the Form 1-A.

Plan of Distribution, page 53

5.   Please provide us with an analysis supporting your conclusions regarding the availability of the safe harbor or Rule 3a4-1 of the Exchange Act for the participation of your officers and directors in your offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Torney at 202-551-3652 or James Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance